

OFFERING MEMORANDUM

facilitated by



Lyric on Location LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Lyric on Location LLC
State of Organization	CA
Date of Formation	06/23/2020
Entity Type	Limited Liability Company
Street Address	308 E 9th St Apt 406, Los Angeles CA, 90015
Website Address	http://thelyricla.com/

(B) Directors and Officers of the Company

Key Person	Ryan Braun
Position with the Company Title First Year	 Owner 2020
Other business experience (last three years)	In 2012 Ryan took over management of the Lyric Theatre, a 300 capacity space on La Brea. He transformed the space into a music and comedy venue that quickly became the most sought after venue of its size. He has worked with Golden Voice, Live Nation, ASCAP, NIVA, Calvin Klein, and the Lyric's roster included industry giants such as Quincy Jones, Allen Toussaint, and Sarah Silverman. The Lyric was most noted for carving a pathway for emerging players in the industry such as Anderson Paak, Moses Sumney, and . The Lyric was a hybrid business, one that hosted seasoned performers while also providing fundraising opportunities to local educational platforms. The Lyric developed an Arts for Autism program and became a home to the country's youngest Shakespeare troupe, The Los Angeles Drama Club. Additionally, Ryan currently sits on the advisory board of the Los Angeles High School of the Arts and was responsible for their only off-site fundraising efforts. Ryan is also an accomplished cellist, pianist, dancer, and singer having graduated from UCLA in 2004 with a degree in Theater. He is a member of the Los Angeles Gay Mens Chorus and sang in Carnegie Hall in New York for World Pride in 2019. He recently choreographed a world tour with pop Artist Marina for which he also danced, sang, and performed on the cello on sold out stages like The Royal Albert Theater in London.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dorothy Braun	20%
Ryan Braun	80%

(D) The Company's Business and Business Plan

The Opportunity

The Lyric is a fully comprehensive arts facility dedicated to providing a platform for emerging artists and supporting city-wide philanthropic missions. A small and mighty venue who's vision extends beyond its walls, an institution founded on moralistic principles while providing evenings of finely-crafted entertainment. By investing in The Lyric, you will help a beloved music venue find a new location and restore its community programming.

History

The Lyric has a long standing influence in the education of Los Angeles youth and continues to be a leading force in the cultural renaissance of the city. Over the past six years, The Lyric has accomplished providing a stage worthy of jazz legend Allen Toussaint and rising hip-hop star Anderson Pack while simultaneously supporting The Los Angeles High School of the Arts, The Los Angeles Drama Club, and the Kennedy Foundation.

Programming

Past Comedic Acts:

Ali Wong, Andy Kindler, Anthony Jeselnik, Bill Burr, Bryan Callen, Damon Wayans, Dane Cook Demetri Martin, Flula, Guy Branum, Iliza Schlesinger, Jerrod Carmichael, Jim Jefferies, Marc Maron Maria Bamford, Maz Jobrani, Pete Holmes, Reggie Watts, Sarah Silverman, Todd Glass, Trevor Noah

Future Acts:

Our inaugural season will highlight past artists (G-Eazy, Anderson Paak, Troye Sivan, etc.) while featuring new artists such as: Grizzly Bear, Kali Uchis, Jorja Smith, Tyler the Creator, HAIM, Sza, Daniel Caesar, Jacob Collier, Jon Baptiste, Rex Orange County, Miguel, Halsey, NoMbe, The XX

Marketing Plans

- Post advertisements for the event on our homepage and our partner's websites, a combine average of 8,000 hits a week
- Send out announcements / promo material to our mailing lists, a combined 11,000+ contacts targeted at both LA-natives and the premiere Art/Design/European community in Los Angeles

- Promote on Twitter to our combined 9,000+ followers Post flyer with your logo on our main Facebook page as well as our partners' pages
- Our weekly Facebook page reach is 5,000+ impressions Combined partners' weekly reach is 10,000+ impressions Send invitations via Facebook to our combined 5,000+ friends

Past Partnerships

We've presented shows with legendary companies and tastemakers like Calvin Klein, Tinder, The Hundreds, Volcom, Pabst Blue Ribbon, Red Bull, 4AD, IVSEYE, Daceism, and Prismatics, to name a few. The Lyric partnered with neighboring design gallery, Voila! Creative Studio, to create a unique immersive experience. Each room at the Lyric was redecorated with high-end furnishings and art installations and private events were curated with Voila!'s signature whimsical stye. The lobby was covered from floor to ceiling in astroturf and the lounge was decorated with purple velvet chairs, leather tufted couches and ornate light fixtures. Voila! Creative Studio was advertised on all Lyric publications and social media resulting in a successful partnership for over two years.

About The Owner

The Lyric's Artistic Director Ryan Braun has an extensive career as both a performer and producer in Los Angeles, New York City, London, and Florida. Upon finishing his degree at UCLA with a BA in Theater, Film and Television, he produced and directed a critically acclaimed sell-out run of Into the Woods at the Lyric Theatre, marking his fifth show at the Lyric. He was then hired by Universal Attractions, the largest talent-booking agency in the world, as a junior agent in New York City. He continued to work in New York as a performer most notably in David LaChapelle's From Darkness to Light, a dance installation at the Lever House Museum, as well as David LaChapelle's Transcending Form, a full -length dance piece of which he also associate produced. After completing his contract with Broward Stage Door Theatre in Florida, Ryan returned to Los Angeles to take over as Artistic Director of the Lyric Theatre. There he has managed Lyric's conversion from an educational space to a concert and comedy venue and expanded Lyric's range of performances. He is also responsible for pursuing the Lyric Foundation's non-profit work with notable groups such as The Los Angeles Drama Club, The Los Angeles High School of the Arts, The Kennedy Foundation, and many more.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational]

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$250,000
Offering Deadline	October 7, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Lease	$125,000	$156,000
Renovations & Build out	$50,000	$100,000
Licensing & Working Capital	$60,000	$120,000
Mainvest Compensation	$15,000	$24,000
TOTAL	$250,000	$400,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 4.8%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 4.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$250,000	3.0%
$287,500	3.5%
$325,000	3.9%
$362,500	4.3%
$400,000	4.8%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dorothy Braun	20%
Ryan Braun	80%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Lyric Theatre 's fundraising. However, The Lyric Theatre may require additional funds from alternate sources at a later date.

No operating history

The Lyric Theatre was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

The Lyric Theatre Financial Forecast

	Growth Assumption	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales		$1,552,400	$1,855,118	$2,151,937	$2,453,208	$2,480,193
Revenue Growth Rate		n/a	20%	16%	14%	1%
Cost of goods sold	Revenue	$700,000	$836,500	$970,340	$1,106,188	$1,118,356
Gross profit		$852,400	$1,018,618	$1,181,597	$1,347,020	$1,361,838
OpEx						
Rent	Revenue	$50,000	$59,750	$69,310	$79,013	$79,883
Equipment lease	No growth	$25,000	$25,000	$25,000	$25,000	$25,000
Utilities	Revenue	$13,600	$16,252	$18,852	$21,492	$21,728
Insurance	Inflation	$25,000	$25,625	$26,266	$26,922	$27,595
Advertising	Revenue	$24,000	$28,680	$33,269	$37,926	$38,344
Legal & Professional	Inflation	$10,000	$10,250	$10,506	$10,769	$11,038
Office and Admin	Revenue	$12,000	$14,340	$16,634	$18,963	$19,172
Repairs & Maintenance	Revenue	$10,000	$11,950	$13,862	$15,803	$15,977
Payroll	Revenue	$250,000	$298,750	$346,550	$395,067	$399,413
Manager salary	Inflation	$60,000	$61,500	$63,038	$64,613	$66,229
Other expense 1	Revenue	$0	$0	$0	$0	$0
Other expense 2	Revenue	$0	$0	$0	$0	$0
Other expense 3	Revenue	$0	$0	$0	$0	$0
Other expense 4	Revenue	$0	$0	$0	$0	$0
Total		$479,600	$552,097	$623,287	$695,569	$704,378
Operating Profit		$372,800	$466,521	$558,310	$651,451	$657,460

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V